EXHIBIT (a)(3)


                                   MEMORANDUM

TO: Fonix Corporation 1996 Long-Term Investment and Incentive Plan, 1996 Directors' Stock Option Plan, 1997 Stock Option and Incentive Plan, and 1998 Stock Option and Incentive Plan Option Holders

FROM:     Thomas A. Murdock, Chief Executive Officer

SUBJECT:  OFFER TO EXCHANGE OPTIONS

DATE:     January 19, 2005

IMPORTANT---PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE FEBRUARY 21, 2005.

         Fonix Corporation ("Fonix," also referenced herein as "we," "us" and "our") is pleased to announce that the Compensation Committee of our Board of Directors has authorized Fonix to offer to all Eligible Optionholders (as defined below) the opportunity to exchange their outstanding stock options for new options exercisable at the fair market value of our Common Stock on August 23, 2005. This offering covers shares issued under our 1996 Long-Term Investment and Incentive Plan, 1996 Directors' Stock Option Plan, 1997 Stock Option and Incentive Plan, and 1998 Stock Option and Incentive Plan (the "Company Option Plans"). We are making the offer upon the terms and conditions described in (i) the Offer to Exchange (as defined below), which contains both a summary of the terms of the offer, in a format of frequently asked questions, and a detailed discussion of the offer and its terms and conditions; (ii) this Memorandum;
(iii) the Election Form; (iv) the Notice to Change Election From Accept to Reject; and (v) the Promise to Grant Stock Options (which together, as they may be amended from time to time, constitute the "Offer" or "Program"). You should read these documents carefully in order to understand all of the terms of the Offer. Terms used and not otherwise defined in this Memorandum that are defined in the Offer to Exchange shall have the meanings set forth in the Offer to Exchange.

Background

         This Offer provides an opportunity for us to offer you a valuable incentive to stay with Fonix and work to improve the operating performance of Fonix. We believe that one of the keys to our continued growth and success is the retention and motivation of our valued employees. We have issued options to you over the past few years to provide you with additional incentive to promote the success of our business and to participate in such success. These options also are intended to help encourage you to remain employed by Fonix. Unfortunately, as a result of many factors, including the September 11, 2001 tragedy and subsequent general market downturn, the exercise prices of many of these options are considerably above the current market value of our stock and no longer provide the incentive intended. By making an offer to exchange these outstanding options for new options that will have an exercise price equal to the market value of the shares on the grant date, we are attempting to provide

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you with the benefit of owning options that over time may have a greater potential to increase in value and create better performance incentives. However, you should be aware that the new options potentially could have a higher exercise price than the options submitted for cancellation if the market price of our stock increases over the next six months, because the new options will not be granted until August 23, 2005 at an exercise price equal to the market price of the stock at such time.

Optionholders Eligible to Participate

         The Offer is generally available to any optionholder ("Eligible Optionholders") who:

          o as of the date the Offer commences and the date on which the tendered options are cancelled, is an employee of Fonix or one of its subsidiaries; and

          o    holds options issued under the Company Option Plans.

         Non-employees, former employees, or consultants of Fonix are not eligible to participate in the Offer.

Options that can be Exchanged

         In general, the Offer will allow each Eligible Optionholder to tender to Fonix for cancellation on February 22, 2005, any options which were granted under the Company Option Plans. If you elect to tender options and such options are accepted and cancelled by Fonix, you will receive a promise to grant new options for the same number of shares as your cancelled options, less any exercised shares. The new options will be granted approximately six months and one day (currently anticipated to be August 23, 2005) after the date Fonix cancels your tendered options. The new options will have an exercise price equal to the fair market value on the date of the grant of such options. This Offer may be accepted or rejected by you as to each grant or none of your grants.

Significant Terms

         Commencement Date of Offer:                 January 19, 2005
         Expiration Date of Offer:                   February 21, 2005
         Cancellation Date of Options Tendered:      February 22, 2005
         Grant Date for New Options:                 August 23, 2005*

     * Or that date which is the first business day that is at least 6 months and 1 day after the Cancellation Date.

         Some of the significant terms and conditions of the Offer include the following:



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     1. You must elect to tender all  options  received in a single  grant.  You cannot elect to tender only a portion of those options granted on that date. However, you do not need to elect to tender all option grants ever received by you. You have the option of choosing which grants you would like to tender and which grants you would like to retain. For example, if you received options in 1998 (with an exercise price of $10.00 per share) and options in 1999 (with an exercise price of $7.00 per share), you could elect to tender all of the 1998 options but retain all of the 1999 options.

     2. If you want to tender any options in the exchange, you will need to tender all options granted to you during the six month period preceding the commencement of this offer to exchange, regardless of the exercise prices of those option grants). In order for Fonix to obtain favorable accounting treatment for this exchange offer, no options can be granted to an employee within six months before the commencment of the offer, or within six months after cancellation of the tendered options.

     3. In order to receive a new option pursuant to this Offer, you must have the same relationship as an employee of Fonix, one of its subsidiaries or any successor company in a merger or acquisition (as applicable) on the date the new option is granted as you had on the date the tendered option is cancelled.

     4. The new options will have the same vesting schedule as the cancelled options. Therefore, you will not lose or gain vesting in the new option. Your option will continue to vest on the same schedule as your cancelled option as if your cancelled option was still in effect.

     5. Your new options will expire on the same date the corresponding cancelled options were scheduled to terminate, or earlier if your employment with Fonix terminates.

         The foregoing summary of some of the significant terms of the Offer is not a complete description of the terms of the Offer. You must refer to the Offer to Exchange for important information concerning the Offer and the detailed description of all of the terms of the Offer. The Offer to Exchange also contains information concerning risks associated with the Offer.

         We also will be available to explain the Offer and to answer any questions you may have. You may call me or Brandon O'Brien, Vice President, Finance, Fonix Corporation, with any questions you may have concerning the Offer.

Deadline

         All Eligible Optionholders who wish to participate in this option exchange must complete a Fonix Corporation Offer to Exchange Options Election Form (the "Election Form") and hand deliver or fax a signed copy to Brandon O'Brien, Vice President, Finance, at (801) 553-6707 by February 21, 2005, no later than 5:00 p.m. Mountain Time.



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         Attached to this e-mail, you are also receiving a more detailed document entitled Offer to Exchange Certain Outstanding Options for New Options (generally referred to as the "Offer to Exchange"), which explains the Program in greater detail. The information contained in the Offer to Exchange and this Memorandum, together with the Election Form, the Notice to Change Election From Accept to Reject, and the Promise to Grant Stock Options to be attached to the Offer to Exchange, constitute the entire Offer and we strongly urge you to read these documents carefully and to consult your own advisors before deciding whether or not to participate.